Exhibit 99.5

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	Note	September 30, 2013	December 31, 2012
Assets
Current
Accounts receivable		$351	$364
Other		72	79
Deferred funding assets	3	141	187
Risk management	8	21	76

		585	706

Non-current
Deferred funding assets	3	207	238
Exploration and evaluation assets	4	695	609
Property, plant and equipment	5	10,634	10,892
Goodwill		2,020	2,020
Risk management	8	40	26

		13,596	13,785

Total assets		$14,181	$14,491

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$574	$764
Dividends payable		68	129
Current portion of long-term debt	6	62	5
Risk management	8	35	9

		739	907
Non-current
Long-term debt	6	2,942	2,685
Decommissioning liability	7	615	635
Risk management	8	22	35
Deferred tax liability		1,317	1,350
Other non-current liabilities		10	5

		5,645	5,617

Shareholders’ equity
Shareholders’ capital	9	9,103	8,985
Other reserves		80	97
Deficit		(647)	(208)

		8,536	8,874

Total liabilities and shareholders’ equity		$14,181	$14,491

See accompanying notes to the unaudited interim consolidated financial statements.

Subsequent events (Notes 8, 9 and 12)

PENN WEST THIRD QUARTER 2013	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 1

Penn West Petroleum Ltd.

Consolidated Statements of Income (Loss)

		Three months ended September 30		Nine months ended September 30
(CAD millions, except per share amounts, unaudited)	Note	2013	2012	2013	2012
Oil and natural gas sales		$779	$785	$2,221	$2,444
Royalties		(141)	(143)	(392)	(451)

		638	642	1,829	1,993
Risk management gain (loss)
Realized		(6)	55	1	40
Unrealized	8	(42)	(154)	(81)	146

		590	543	1,749	2,179

Expenses
Operating		218	248	649	776
Transportation		7	7	22	22
General and administrative		40	43	126	126
Restructuring		25	—	38	—
Share-based compensation	10	6	15	30	2
Depletion and depreciation	5	263	309	812	927
Gain on dispositions		(5)	(10)	(5)	(105)
Exploration and evaluation	4	—	1	—	2
Unrealized risk management loss (gain)	8	(24)	22	(27)	(1)
Unrealized foreign exchange loss (gain)		(30)	(58)	63	(54)
Financing	6	47	51	139	147
Accretion	7	11	11	33	32

		558	639	1,880	1,874

Income (loss) before taxes		32	(96)	(131)	305

Deferred tax expense (recovery)		5	(29)	(21)	78

Net and comprehensive income (loss)		$27	$(67)	$(110)	$227

Net income (loss) per share
Basic		$0.06	$(0.14)	$(0.23)	$0.48
Diluted		$0.06	$(0.14)	$(0.23)	$0.48
Weighted average shares outstanding (millions)
Basic	9	487.4	476.5	484.6	474.5
Diluted	9	488.1	476.6	484.6	474.6

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST THIRD QUARTER 2013	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 2

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

		Three months ended September 30		Nine months ended September 30
(CAD millions, unaudited)	Note	2013	2012	2013	2012
Operating activities
Net income (loss)		$27	$(67)	$(110)	$227
Depletion and depreciation	5	263	309	812	927
Gain on dispositions		(5)	(10)	(5)	(105)
Exploration and evaluation	4	—	1	—	2
Accretion	7	11	11	33	32
Deferred tax expense (recovery)		5	(29)	(21)	78
Share-based compensation	10	4	11	12	(7)
Unrealized risk management loss (gain)	8	18	176	54	(147)
Unrealized foreign exchange loss (gain)		(30)	(58)	63	(54)
Decommissioning expenditures	7	(25)	(21)	(50)	(60)
Change in non-cash working capital		(13)	(85)	(78)	(141)

		255	238	710	752

Investing activities
Capital expenditures		(69)	(415)	(608)	(1,404)
Property dispositions (acquisitions), net		14	10	52	351
Change in non-cash working capital		(11)	(37)	(105)	(176)

		(66)	(442)	(661)	(1,229)

Financing activities
Increase (decrease) in bank loan		(91)	302	252	771
Issue of equity		6	—	8	3
Dividends paid		(104)	(98)	(309)	(297)

		(189)	204	(49)	477

Change in cash		—	—	—	—
Cash, beginning of period		—	—	—	—

Cash, end of period		$—	$—	$—	$—

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST THIRD QUARTER 2013	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 3

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2013		$8,985	$97	$(208)	$8,874
Net and comprehensive loss		—	—	(110)	(110)
Share-based compensation	10	—	12	—	12
Issued on exercise of options and share rights	9	37	(29)	—	8
Issued to dividend reinvestment plan	9	81	—	—	81
Dividends declared	9	—	—	(329)	(329)

Balance at September 30, 2013		$9,103	$80	$(647)	$8,536

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2012		$8,840	$95	$132	$9,067
Net and comprehensive income		—	—	227	227
Share-based compensation	10	—	25	—	25
Issued on exercise of options and share rights	9	24	(21)	—	3
Issued to dividend reinvestment plan	9	86	—	—	86
Dividends declared	9	—	—	(385)	(385)

Balance at September 30, 2012		$8,950	$99	$(26)	$9,023

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST THIRD QUARTER 2013	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 4

Notes to the Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 8)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws of the Province of Alberta, Canada. The business of Penn West is to explore for, develop and hold interests in petroleum and natural gas properties directly and through investments in the securities of subsidiaries holding interests in oil and natural gas properties or related production infrastructure. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest and is classified as a joint operation.

Penn West operates under the trade names of Penn West and Penn West Exploration.

2. Statement of compliance and basis of presentation

a) Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Penn West’s annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies, critical accounting judgments and key estimates as in the annual consolidated financial statements as at and for the year ended December 31, 2012.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements were approved for issuance by the Board of Directors on November 5, 2013.

b) Basis of Presentation

The interim consolidated financial statements include the accounts of Penn West and its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

c) Changes in accounting policies

During the first quarter of 2013, Penn West adopted the following standards all of which were applied retroactively except for IFRS 13 which was applied prospectively.

IFRS 10 “Consolidated Financial Statements” outlines a new methodology to determine whether to consolidate an investee. This new standard became effective on January 1, 2013. There was no impact to Penn West on adoption of this standard.

IFRS 11 “Joint Arrangements” outlines the accounting treatment for joint arrangements, notably joint operations which will follow the proportionate consolidation method and joint ventures which will follow the equity accounting method. This new standard became effective on January 1, 2013 and applies to its interest in the Peace River Oil Partnership. Penn West has determined that its interest in the Peace River Oil Partnership continues to be classified as a joint operation under the new standard; thus continues to record its interest in the assets, liabilities, revenue, and expenses in the Partnership.

PENN WEST THIRD QUARTER 2013	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 5

IFRS 12 “Disclosure of Interests in Other Entities” outlines disclosure requirements for interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. These disclosure requirements became effective on January 1, 2013. There was no impact to Penn West on adoption of this standard.

IFRS 13 “Fair Value Measurement” defines fair value, provides guidance on measuring fair value and outlines disclosure requirements for fair value measurement. This standard applies when another IFRS standard requires fair value measurements or disclosures, with some exceptions including IFRS 2 “Share based payments” and IAS 17 “Leases”. This new standard became effective on January 1, 2013. There was no impact to Penn West on adoption of this standard.

IFRS 7 “Financial Instruments – Disclosures” was amended, effective January 1, 2013, outlining new disclosure requirements when offsetting financial assets and liabilities. Penn West adopted these amendments with the additional disclosure requirements outlined in Note 8.

3. Deferred funding assets

Deferred funding amounts are the amounts recoverable from partners of certain Penn West costs incurred under its joint ventures. In the Peace River Oil Partnership, Penn West recovers a portion of its share of certain capital and operating costs and in the Cordova Joint Venture, a portion of its share of certain capital expenditures. Amounts expected to be settled within the next 12 months are classified as current assets.

	September 30, 2013	December 31, 2012
Peace River Oil Partnership	$258	$328
Cordova Joint Venture	90	97

Total	$348	$425

Current portion	$141	$187
Long-term portion	207	238

Total	$348	$425

4. Exploration and evaluation (“E&E”) assets

	Nine months ended September 30, 2013	Year ended December 31, 2012
Balance, beginning of period	$609	$418
Capital expenditures	36	110
Capital carried by partners	50	118
Expense	—	(17)
Transfers to property, plant and equipment	—	(16)
Net dispositions	—	(4)

Balance, end of period	$695	$609

PENN WEST THIRD QUARTER 2013	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 6

5. Property, plant and equipment

Cost	Nine months ended September 30, 2013	Year ended December 31, 2012
Balance, beginning of period	$19,798	$20,235
Capital expenditures	572	1,642
Capital carried by partners	17	19
Acquisitions	14	52
Dispositions	(97)	(2,232)
Transfers from E&E	—	16
Decommissioning additions (liabilities), net	(3)	66

Balance, end of period	$20,301	$19,798

Accumulated depletion and depreciation	Nine months ended September 30, 2013	Year ended December 31, 2012
Balance, beginning of period	$8,906	$8,342
Depletion and depreciation	812	1,248
Dispositions	(51)	(961)
Impairments	—	277

Balance, end of period	$9,667	$8,906

Net book value	September 30, 2013	December 31, 2012
Total	$10,634	$10,892

6. Long-term debt

	Amount (millions)	Maturity dates	Average interest rate		September 30, 2013	December 31, 2012
2007 Notes	US$475	2015 – 2022	5.80%		$489	$472
2008 Notes	US$480, CAD$30	2016 – 2020	6.25%		525	507
UK Notes	£57	2018	6.95	%(1)	95	91
2009 Notes	US$149, £20, €10, CAD$5 (2)	2014 – 2019	8.85	%(3)	206	204
2010 Q1 Notes	US$250, CAD$50	2015 – 2025	5.47%		307	299
2010 Q4 Notes	US$170, CAD$60	2015 – 2025	5.00%		235	230
2011 Notes	US$105, CAD$30	2016 – 2021	4.49%		138	135

Total senior unsecured notes					$1,995	$1,938
Credit facility advances					1,009	752

Total long-term debt					$3,004	$2,690

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(2)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of $5 million, and extend over the remaining six years.
(3)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

PENN WEST THIRD QUARTER 2013	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 7

Information on Penn West’s senior unsecured notes was as follows:

	September 30, 2013	December 31, 2012
Weighted average remaining life (years)	4.8	5.5
Weighted average interest rate (1)	6.1%	6.1%

(1)	Includes the effect of cross currency swaps.

The Company has a four-year, unsecured, revolving syndicated bank facility with an aggregate borrowing limit of $3.0 billion. The facility matures on June 30, 2016 and is extendible. The credit facility contains provisions for standby fees on unutilized credit lines and stamping fees on bankers’ acceptances and LIBOR loans that vary depending on certain consolidated financial ratios. At September 30, 2013, the Company had approximately $2.0 billion of unused credit capacity.

Drawings on the Company’s credit facility are subject to fluctuations in short-term money market rates as they are generally held in short-term money market instruments. As at September 30, 2013, 12 percent (December 31, 2012 – four percent) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

The Company is subject to certain financial covenants under its unsecured, syndicated credit facility and the senior unsecured notes. These financial covenants are typical for senior unsecured lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization as defined in Penn West’s lending agreements. As at September 30, 2013, the Company was in compliance with all of its financial covenants.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For the third quarter of 2013 an expense of $3 million (2012 – $3 million) and for the first nine months of 2013 an expense of $7 million (2012 – $7 million) were recorded in financing to reflect that the floating interest rate was lower than the fixed interest rate transacted under our interest rate swaps.

7. Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2012 – 2.0 percent) to estimated future decommissioning costs and discounting the inflated amounts using a credit-adjusted rate of 7.0 percent (December 31, 2012 – 7.0 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future with a weighted average life of 30 years. Future cash flows from operating activities are expected to fund the obligations.

Changes to the decommissioning liability were as follows:

	Nine months ended September 30, 2013	Year ended December 31, 2012
Balance, beginning of period	$635	$607
Net liabilities incurred (1)	(3)	(166)
Increase in liability due to change in estimate	—	232
Liabilities settled	(50)	(92)
Accretion charges	33	54

Balance, end of period	$615	$635

(1)	Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

PENN WEST THIRD QUARTER 2013	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 8

8. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities, dividends payable and long-term debt. Except for the senior unsecured notes described in Note 6, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank facility. At September 30, 2013, the estimated fair values of the principal and interest obligations of the outstanding unsecured notes totalled $2.1 billion (December 31, 2012 – $2.1 billion) compared to the carrying value of $2.0 billion (December 31, 2012 – $1.9 billion).

As at September 30, 2013 and December 31, 2012, the only asset or liability measured at fair value on a recurring basis was risk management, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The fair values of all outstanding commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income through risk management.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Nine months ended September 30, 2013	Year ended December 31, 2012
Balance, beginning of period	$58	$(93)
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	(81)	156
Electricity swaps	8	(28)
Interest rate swaps	7	12
Foreign exchange forwards	7	1
Cross currency swaps	5	10

Total fair value, end of period	$4	$58

Based on September 30, 2013 pricing, a $1.00 change in the price per barrel of liquids would have changed pre-tax unrealized risk management by $8 million and a $0.10 change in the price per mcf of natural gas would have changed pre-tax unrealized risk management by $6 million.

Penn West records its risk management assets and liabilities on a net basis in the consolidated balance sheets. Excluding offsetting of counterparty positions, Penn West’s risk management assets and liabilities were as follows:

	September 30, 2013	December 31, 2012
Risk management
Current asset	$23	$76
Non-current asset	40	26
Current liability	(37)	(9)
Non-current liability	$(22)	$(35)

PENN WEST THIRD QUARTER 2013	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 9

Penn West had the following financial instruments outstanding as at September 30, 2013. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within our credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Crude oil
WTI Collars	55,000 bbls/d	Oct/13 – Dec/13	US$91.55 to $104.42/bbl	$(12)
WTI Collars	10,000 bbls/d	Jan/14 – Jun/14	US$93.20 to $101.00/bbl	—
WTI Swaps	20,000 bbls/d	Jan/14 – Jun/14	US$93.74/bbl	(13)
Oil differential contracts	5,000 bbls/d	Jul/14 – Dec/14	US$3.04/bbl LLS discount to Brent	—
Natural gas
AECO Forwards	175,000 mcf/d	Oct/13 – Dec/13	$3.43/mcf	8
AECO Forwards	90,000 mcf/d	Jan/14 – Dec/14	$3.90/mcf	11
AECO Collars	50,000 mcf/d	Jan/14 – Dec/14	$3.41 to $4.17/mcf	2

Electricity swaps
Alberta Power Pool	50 MW	Oct/13 – Dec/13	$55.20/MWh	2
Alberta Power Pool	70 MW	Jan/14 – Dec/14	$58.50/MWh	—
Alberta Power Pool	10 MW	Jan/14 – Dec/15	$58.50/MWh	(1)
Alberta Power Pool	70 MW	Jan/15 – Dec/15	$56.43/MWh	(2)
Alberta Power Pool	25 MW	Jan/16 – Dec/16	$49.90/MWh	1

Interest rate swaps	$650	Oct/13 – Jan/14	2.65%	(3)

Foreign exchange forwards on revenues
10-month initial term	US$459	Oct/13 – Dec/13	1.022 CAD/USD	(5)

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$641	2014 – 2022	1.000 CAD/USD	35

Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(16)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	(2)
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(1)

Total				$4

Subsequent to September 30, 2013, Penn West monetized its 5,000 boe per day position related to oil differential contracts for proceeds of $2 million.

Operating costs for the third quarter of 2013 include a realized gain on electricity contracts of $3 million (2012 – $4 million) and for the first nine months of 2013 a realized gain of $11 million (2012 – $3 million).

Market Risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no significant changes to these risks as discussed in Penn West’s annual audited consolidated financial statements.

PENN WEST THIRD QUARTER 2013	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 10

9. Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, January 1, 2012	471,372,730	$8,840
Issued on exercise of equity compensation plans (1)	229,633	28
Issued to dividend reinvestment plan	7,779,185	117
Cancellations (2)	(122,878)	—

Balance, December 31, 2012	479,258,670	8,985
Issued on exercise of equity compensation plans (1)	819,181	37
Issued to dividend reinvestment plan	7,973,829	81

Balance, September 30, 2013	488,051,680	$9,103

(1)	Upon exercise of options and restricted options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital. Included in the exercised amount are 102,793 shares issued from Treasury (2012 – 15,364 shares) as a result of individuals settling their restricted rights in common shares.
(2)	Relates to shares cancelled on prior acquisitions under the Plan of Arrangement Sunset clauses.

ii) Earnings per share – Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

Average Common Shares Outstanding	Three months ended September 30		Nine months ended September 30
(millions of shares)	2013	2012	2013	2012
Weighted average
Basic	487.4	476.5	484.6	474.5
Dilutive impact	0.7	0.1	—	0.1

Diluted	488.1	476.6	484.6	474.6

For the third quarter of 2013, 16.7 million shares (2012 – 27.7 million) that would be issued under the Stock Option Plan (“Option plan”) and Common Share Rights Incentive Plan (“CSRIP”) were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

For the first nine months of 2013, 16.7 million shares (2012 – 27.1 million) that would be issued under the Option Plan and CSRIP were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

iii) Dividends

Including amounts funded by the Dividend Reinvestment Plan (“DRIP”), Penn West paid dividends of $0.27 per share totalling $131 million in the third quarter of 2013 (2012 – $128 million) and $390 million for the first nine months of 2013 (2012 – $383 million). On October 15, 2013, Penn West paid its third quarter dividend of $0.14 per share totalling $68 million. On November 5, 2013, Penn West declared its fourth quarter dividend of $0.14 per share to be paid on January 15, 2014 to shareholders of record on December 31, 2013.

PENN WEST THIRD QUARTER 2013	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 11

10. Share-based compensation

Stock Option Plan

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers. The plan came into effect on January 1, 2011.

Under the terms of the plan, the number of options reserved for issuance under the Option Plan plus the number of common share rights reserved for issuance under the CSRIP shall not exceed nine percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the Toronto Stock Exchange (“TSX”) for a five-trading-day period immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.

	Nine months ended September 30, 2013		Year ended December 31, 2012
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	15,737,400	$22.54	7,919,600	$25.73
Granted	8,856,100	10.33	9,202,900	19.88
Exercised	(580,000)	10.24	—	—
Forfeited	(5,309,119)	20.30	(1,385,100)	23.05

Outstanding, end of period	18,704,381	$17.78	15,737,400	$22.54

Exercisable, end of period	4,993,870	$22.79	2,566,282	$25.05

CSRIP

The CSRIP includes Restricted Options, Restricted Rights and Share Rights.

	Nine months ended September 30, 2013		Year ended December 31, 2012
Restricted options	Number of Restricted Options	Weighted Average Exercise Price	Number of Restricted Options	Weighted Average Exercise Price
Outstanding, beginning of period	10,535,361	$23.84	17,110,193	$23.84
Forfeited	(6,122,544)	23.84	(6,574,832)	23.84

Outstanding, end of period	4,412,817	$23.84	10,535,361	$23.84

Exercisable, end of period	4,357,286	$23.84	8,782,046	$23.84

PENN WEST THIRD QUARTER 2013	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 12

	Nine months ended September 30, 2013		Year ended December 31, 2012
Restricted rights	Number of Restricted Rights	Weighted Average Exercise Price	Number of Restricted Rights	Weighted Average Exercise Price
Outstanding, beginning of period	10,535,361	$13.32	17,110,193	$15.15
Exercised	(4,452,227)	6.71	(4,891,135)	14.44
Forfeited	(1,670,317)	16.73	(1,683,697)	17.68

Outstanding, end of period (1)	4,412,817	$16.77	10,535,361	$13.32

Exercisable, end of period	4,357,286	$16.74	8,782,046	$12.41

(1)	Weighted average exercise price includes reductions of the exercise price for dividends paid.

The remaining Restricted Options and Restricted Rights vest over a three-year period and expire four years after the date of the grant. A Restricted Option and related Restricted Right must be exercised simultaneously with the Restricted Option settled in equity while the Restricted Right can be settled in common shares or cash, at the option of the holder.

The fair value of the Restricted Rights is classified as a liability due to the cash settlement feature and included in accounts payable and accrued liabilities. At September 30, 2013, the fair value was insignificant (December 31, 2012 – $15 million).

	Nine months ended September 30, 2013		Year ended December 31, 2012
Share rights	Number of Share Rights	Weighted Average Exercise Price	Number of Share Rights	Weighted Average Exercise Price
Outstanding, beginning of period	291,638	$11.99	2,549,112	$23.13
Exercised	(136,388)	6.37	(214,269)	13.29
Forfeited	(36,674)	15.79	(2,043,205)	24.40

Outstanding, end of period (1)	118,576	$15.29	291,638	$11.99

Exercisable, end of period	118,576	$15.29	253,665	$11.21

(1)	Weighted average exercise price includes reductions of the exercise price for dividends paid.

The remaining Share Rights vest over a three-year period and expire four years after the date of the grant. The exercise price for Share Rights is reduced for dividends paid in certain circumstances.

There have been no issuance of restricted options, restricted rights or share rights subsequent to January 1, 2011, and there will be no issuance under these plans in the future.

PENN WEST THIRD QUARTER 2013	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 13

Long-term retention and incentive plan (“LTRIP”)

Under the LTRIP, Penn West employees receive cash consideration which fluctuates based on Penn West’s share price on the TSX. Eligible employees receive a grant of a specific number of LTRIP awards (each of which notionally represents a common share) that vest over a three-year period with the cash value paid to the employee on each vesting date. If the service requirements are met, the cash consideration paid is based on the number of LTRIP awards vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West during the period preceding the vesting date.

LTRIP awards (number of shares equivalent)	Nine months ended September 30, 2013	Year ended December 31, 2012
Outstanding, beginning of period	1,951,655	1,411,676
Granted	3,080,824	1,345,829
Vested and paid	(730,906)	(516,763)
Forfeited	(1,195,061)	(289,087)

Outstanding, end of period	3,106,512	1,951,655

The LTRIP obligation is classified as a liability due to the cash settlement feature and included in accounts payable and accrued liabilities. At September 30, 2013, the LTRIP obligation consisted of $11 million (December 31, 2012 – $9 million) classified as a current liability included in accounts payable and accrued liabilities and $8 million classified as a non-current liability (December 31, 2012 – $5 million) included in other non-current liabilities.

Deferred Share Unit (“DSU”) plan

The DSU plan became effective January 1, 2011, allowing Penn West to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU Plan. At September 30, 2013, 101,854 DSUs were outstanding and $1 million was recorded as a current liability. DSU payments as a result of Penn West’s restructuring of its Board of Directors were insignificant in 2013.

Performance Share Unit plan (“PSU”)

The PSU plan became effective February 13, 2013, allowing Penn West to grant PSUs to employees of Penn West. Upon meeting the vesting conditions, the employee could receive a cash payment based on performance factors determined by the Board of Directors and the share price. Members of the Board of Directors are not eligible for the PSU Plan.

PSU awards (number of shares equivalent)	Nine months ended September 30, 2013	Year ended December 31, 2012
Outstanding, beginning of period	—	—
Granted	1,544,429	—
Vested	(494,140)	—
Forfeited	(80,566)	—

Outstanding, end of period	969,723	—

The PSU obligation is classified as a liability due to the cash settlement feature and included in accounts payable and accrued liabilities. The change in the fair value of outstanding PSU awards is charged to income based on the common share price at the end of each reporting period plus accumulated dividends multiplied by a performance factor determined by the Board of Directors. At September 30, 2013, $2 million (December 31 2012 – nil) was classified as a current liability included in accounts payable and accrued liabilities and $2 million classified as a non-current liability (December 31, 2012 – nil) included in other non-current liabilities.

PENN WEST THIRD QUARTER 2013	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 14

Share-based compensation

Share-based compensation is based on the fair value of the options at the time of grant under the Option Plan and the CSRIP which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the LTRIP, DSUs and PSUs is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Nine months ended September 30
	2013	2012
Options	$12	$20
Restricted Options	—	5
Restricted Rights	—	(32)
Share Rights	—	—
LTRIP	13	9
DSU	1	—
PSU	4	—

Share-based compensation	$30	$2

During the third quarter of 2013, $6 million of PSU expense was accelerated and reclassified from share-based compensation to restructuring in the Consolidated Statement of Income, related to the severance of former executives.

The share price used in the fair value calculation of the Restricted Rights, LTRIP, DSU and PSU obligations at September 30, 2013 was $11.43 (2012 – $13.99).

A Black-Scholes option-pricing model was used to determine the fair value of options granted in 2013 under the Option Plan with the following fair value per option and weighted average assumptions:

	Nine months ended September 30
	2013	2012
Average fair value of options granted (per share)	$1.03	$2.48
Expected life of options (years)	4.0	4.0
Expected volatility (average)	32.5%	32.4%
Risk-free rate of return (average)	1.5%	1.3%
Dividend yield	6.6%	7.1%

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

11. Commitments and contingencies

Penn West is involved in various claims and litigation in the normal course of business and records provisions for claims as required.

PENN WEST THIRD QUARTER 2013	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 15

12. Subsequent event

Subsequent to September 30, 2013, Penn West has agreements in various stages of completion to dispose of non-core properties for proceeds of approximately $485 million with combined production of approximately 12,500 boe per day. These properties are primarily located in the Grande Prairie, Medicine Hat and Wainwright areas of Alberta. Penn West anticipates allocating these proceeds to repay a portion of advances under its credit facilities. Subject to customary regulatory and other closing conditions, Penn West expects these dispositions to close prior to December 31, 2013.

PENN WEST THIRD QUARTER 2013	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 16